

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2021

Rebecca Chambers
Chief Financial Officer
Outset Medical, Inc.
3052 Orchard Dr.
San Jose, California 95134

      Re: Outset Medical, Inc.
          Draft Registration Statement on Form S-1
          Submitted March 25, 2021
          CIK No. 0001484612

Dear Ms. Chambers:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Tim Buchmiller at (202) 551-3635 with any questions.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Life Sciences

cc: Robert A. Ryan, Esq.